# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eikon Therapeutics, Inc., CIK 0001861123
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 230 Harriet Tubman Way, Millbrae, California (CA), 94030
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001796356
Persons authorized to receive notices and communications: James Evangelista, CFO, The Column Group III, LP, 1 Letterman Drive, Building D, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group IV GP, LP (CIK 0001796356): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,460,979; sole dispositive power 0; shared dispositive power 4,460,979; aggregate amount beneficially owned 4,460,979 (8.3% of the class)
  Comment: Consists of (i) 4,312,139 shares of Common Stock held of record by TCG IV LP (as defined in Item 2(a) below) and (ii) 148,840 shares of Common Stock held of record by TCG IV-A LP (as defined in Item 2(a) below). TCG IV GP LP (as defined in Item 2(a) below) is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on February 5, 2026 (the Prospectus).
- The Column Group IV, LP (CIK 0001796354): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,312,139; sole dispositive power 0; shared dispositive power 4,312,139; aggregate amount beneficially owned 4,312,139 (8% of the class)
  Comment: Consists of 4,312,139 shares of Common Stock held of record by TCG IV LP. TCG IV GP LP is the general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus.
- The Column Group IV-A, LP (CIK 0001796353): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 148,840; sole dispositive power 0; shared dispositive power 148,840; aggregate amount beneficially owned 148,840 (0.3% of the class)
  Comment: Consists of 148,840 shares of Common Stock held of record by TCG IV-A LP. TCG IV GP LP is the general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus.
- The Column Group Opportunity III, LP (CIK 0001931825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,892,733; sole dispositive power 0; shared dispositive power 1,892,733; aggregate amount beneficially owned 1,892,733 (3.5% of the class)
  Comment: Consists of (i) 1,319,164 shares of Common Stock held of record by TCG Opportunity III LP (as defined in Item 2(a)) and (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement. TCG Opportunity III GP LP (as defined in Item 2(a)) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a)) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 54,557,906 shares of Common Stock, which is the sum of (i) 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus, plus (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement.
- The Column Group Opportunity III GP, LP (CIK 0001932874): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,892,733; sole dispositive power 0; shared dispositive power 1,892,733; aggregate amount beneficially owned 1,892,733 (3.5% of the class)
  Comment: Consists of (i) 1,319,164 shares of Common Stock held of record by TCG Opportunity III LP and (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 54,557,906 shares of Common Stock, which is the sum of (i) 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus, plus (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement.
- TCG Opportunity III GP, LLC (CIK 0001932445): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,892,733; sole dispositive power 0; shared dispositive power 1,892,733; aggregate amount beneficially owned 1,892,733 (3.5% of the class)
  Comment: Consists of (i) 1,319,164 shares of Common Stock held of record by TCG Opportunity III LP and (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 54,557,906 shares of Common Stock, which is the sum of (i) 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus, plus (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement.
- Tim Kutzkey (CIK 0001614186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,353,712; sole dispositive power 0; shared dispositive power 6,353,712; aggregate amount beneficially owned 6,353,712 (11.6% of the class)
  Comment: Consists of (i) 4,312,139 shares of Common Stock held of record by TCG IV LP, (ii) 148,840 shares of Common Stock held of record by TCG IV-A LP, (iii) 1,319,164 shares of Common Stock held of record by TCG Opportunity III LP and (iv) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 54,557,906 shares of Common Stock, which is the sum of (i) 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus, plus (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement.
- Peter Svennilson (CIK 0001606074): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,353,712; sole dispositive power 0; shared dispositive power 6,353,712; aggregate amount beneficially owned 6,353,712 (11.6% of the class)
  Comment: Consists of (i) 4,312,139 shares of Common Stock held of record by TCG IV LP, (ii) 148,840 shares of Common Stock held of record by TCG IV-A LP, (iii) 1,319,164 shares of Common Stock held of record by TCG Opportunity III LP and (iv) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  This calculation is based upon 54,557,906 shares of Common Stock, which is the sum of (i) 53,984,337 shares of Common Stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares) as reported in the Prospectus, plus (ii) 573,569 shares underlying warrants to purchase shares of Common Stock held by TCG Opportunity III LP which are exercisable within 60 days of this Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Eikon Therapeutics, Inc.
Address of issuer's principal executive offices: 230 Harriet Tubman Way, Millbrae, California (CA), 94030

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by The Column Group IV, LP (TCG IV LP), The Column Group IV-A, LP (TCG IV-A LP), The Column Group IV GP, LP (TCG IV GP LP), The Column Group Opportunity III, LP (TCG Opportunity III LP), The Column Group Opportunity III GP, LP (TCG Opportunity III GP LP), TCG Opportunity III GP, LLC (TCG Opportunity III GP LLC, together with TCG IV LP, TCG IV-A LP, TCG IV GP LP, TCG Opportunity III LP, and TCG Opportunity III GP LP, the Reporting Entities), Tim Kutzkey and Peter Svennilson (the Reporting Individuals). The Reporting Entities and Reporting Individuals are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person
Residence or business address: The address of the principal offices of each Reporting Person is 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.
Present principal occupation or employment: Each of TCG IV LP, TCG IV-A LP and TCG Opportunity III LP is a venture capital investment entity. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP. Tim Kutzkey and Peter Svennilson are the managing partners of TCG IV GP LP and the managing members of TCG Opportunity III GP LLC, and are each engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of TCG IV GP LP, TCG IV LP, TCG IV-A LP, TCG Opportunity III LP and TCG Opportunity III GP LP is a limited partnership organized under the laws of the State of Delaware. TCG Opportunity III GP LLC is a limited company organized under the laws of the State of Delaware. Dr. Kutzkey is a citizen of the United States of America. Mr. Svennilson is a citizen of Sweden.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In September 2019, TCG IV LP purchased an aggregate of 9,670,000 shares of the Issuer's Series A Preferred Stock for a purchase price of $1.00 per share and an aggregate purchase price of approximately $9.67 million.

In September 2019, TCG IV-A LP purchased an aggregate of 330,000 shares of the Issuer's Series A Preferred Stock for a purchase price of $1.00 per share and an aggregate purchase price of approximately $0.3 million.

In May 2021, TCG IV LP purchased an aggregate of 10,467,526 shares of the Issuer's Series A-1 Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of approximately $20.93 million.

In May 2021, TCG IV-A LP purchased an aggregate of 357,216 shares of the Issuer's Series A-1 Preferred Stock for a purchase price of $2.00 per share and an aggregate purchase price of approximately $0.72 million.

In May 2023, TCG IV LP purchased an aggregate of 827,278 shares of the Issuer's Series C Preferred Stock for a purchase price of $21.50 per share and an aggregate purchase price of approximately $17.79 million.

In May 2023, TCG IV-A LP purchased an aggregate of 28,229 shares of the Issuer's Series C Preferred Stock for a purchase price of $21.50 per share and an aggregate purchase price of approximately $0.6 million.

In February 2025, TCG Opp III LP purchased 5,133,076 shares of the Issuer's Series D Preferred Stock for a purchase price of $5.84 per share and an aggregate purchase price of approximately $30.0 million.

In February 2026, effective upon the closing of the Issuer's initial public offering of its Common Stock (the Offering), each series of the Issuer's preferred stock automatically converted into shares of the Issuer's Common Stock on a one-for-7.4578 basis for no consideration. Following such conversion, each Reporting Person directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

On February 6, 2026, in connection with the Offering, TCG IV LP purchased 1,437,323 shares of the Issuer's Common Stock for a purchase price of $18.00 per share and an aggregate purchase price of approximately $25.87 million.

On February 6, 2026, in connection with the Offering, TCG IV-A LP purchased 49,556 shares of the Issuer's Common Stock for a purchase price of $18.00 per share and an aggregate purchase price of approximately $0.9 million.

On February 6, 2026, in connection with the Offering, TCG Opportunity III LP purchased 630,881 shares of the Issuer's Common Stock for a purchase price of $18.00 per share and an aggregate purchase price of approximately $11.35 million.

All shares of the capital stock of the Issuer purchased by TCG IV LP, TCG IV-A LP and TCG Opportunity III LP have been purchased using investment funds provided to TCG IV LP, TCG IV-A LP and TCG Opportunity III LP by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of TCG IV LP, TCG IV-A LP and TCG Opportunity III LP, the general partner and limited partners of each of TCG IV LP, TCG IV-A LP and TCG Opportunity III LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons and certain of the Issuer's other investors entered into the Amended and Restated Investors' Rights Agreement, dated February 14, 2025 (the Rights Agreement). The stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-292633) and declared effective by the Commission on January 30, 2026 (the Registration Statement), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of the Reporting Persons entered into lock-up agreements, pursuant to which the Reporting Persons have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of the Reporting Persons for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement as attached as Exhibit A to the Underwriting Agreement filed with to the Registration Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated February 12, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Amended and Restated Investors' Rights Agreement, dated February 14, 2025, by and among the Registrant and certain of its stockholders, (filed as Exhibit 4.3 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 28, 2026 (SEC File No. 333-292633) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 28, 2026 (SEC File No. 333-292633) and incorporated herein by reference).

## Signatures
- The Column Group IV GP, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/12/2026)
- The Column Group IV, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/12/2026)
- The Column Group IV-A, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/12/2026)
- The Column Group Opportunity III, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/12/2026)
- The Column Group Opportunity III GP, LP: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/12/2026)
- TCG Opportunity III GP, LLC: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/12/2026)
- Tim Kutzkey: /s/ James Evangelista, James Evangelista, as Attorney-in-Fact for Tim Kutzkey (02/12/2026)
- Peter Svennilson: /s/ James Evangelista, James Evangelista, as Attorney-in-Fact for Peter Svennilson (02/12/2026)